Exhibit 99.1

TSAKOS ENERGY NAVIGATION LIMITED
(TEN)
367 Syngrou Avenue, 175 64 P. Faliro, Hellas
Tel: 30210 94 07 710-3, Fax: 30210 94 07 716, e-mail: ten@tenn.gr
Website: http://www.tenn.gr

Press Release
January 3, 2023

TEN Ltd. Declares Dividend on its

Series F Cumulative Redeemable Perpetual Preferred Shares

ATHENS, GREECE, January 3, 2023 – TEN Ltd. (“TEN”) (NYSE: TNP) (the “Company”), a leading diversified crude, product and LNG tanker operator, today announced that its Board of Directors declared the regular quarterly cash dividend of approximately $0.59375 per share for its Series F Cumulative Redeemable Perpetual Preferred Shares (the “Series F Preferred Shares”; NYSE: TNPPRF).

The dividend on the Series F Preferred Shares is for the period from the most recent dividend payment date on October 30, 2022 through January 29, 2023.

The dividend on the Series F Preferred Shares will be paid on January 30, 2023 to all holders of record of Series F Preferred Shares as of January 25, 2023. Dividends on the Series F Preferred Shares are payable quarterly in arrears on the 30th day (unless the 30th falls on a weekend or public holiday, in which case the payment date is moved to the next business day) of January, April, July and October of each year, when, as and if declared by TEN’s board of directors. This is the 18th dividend on the Series F since their commencement of trading on the New York Stock Exchange.

TEN has 6,747,147 Series F Preferred Shares outstanding as of the date of this press release.

ABOUT TSAKOS ENERGY NAVIGATION

TEN, founded in 1993 and celebrating this year 30 years as a public company, is one of the first and most established public shipping companies in the world. TEN’s diversified energy fleet currently consists of 73 double-hull vessels including four dual-fuel LNG powered aframax vessels and two option one shuttle tankers under construction, constituting a mix of crude tankers, product tankers and LNG carriers, totaling 8.5 million dwt.

ABOUT FORWARD-LOOKING STATEMENTS

Except for the historical information contained herein, the matters discussed in this press release are forward-looking statements that involve risks and uncertainties that could cause actual results to differ materially from those predicted by such forward-looking statements. TEN undertakes no obligation to publicly update any forward-looking statement, whether as a result of new information, future events, or otherwise.

Visit our company website at: http://www.tenn.gr

For further information, please contact:

Company

Tsakos Energy Navigation Ltd.

George Saroglou

COO

+30210 94 07 710

gsaroglou@tenn.gr

Investor Relations / Media

Capital Link, Inc.

Nicolas Bornozis

Markella Kara

+212 661 7566

ten@capitallink.com

Visit our company website at: http://www.tenn.gr

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